DSS, Inc.

275 Wiregrass Pkwy

Henrietta, NY 14586

Tel: (585) 325-3610

October 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Heather Clark

Re:	Re: DSS, Inc. Registration Statement on Form S-3 File No. 333-281974 Withdrawal Request for Acceleration

Ladies and Gentlemen:

We hereby request the withdrawal of our request for acceleration, dated October 29, 2024, of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-281974) that was requested to become effective at 4:00 p.m. Eastern Time, on November 1, 2024, or as soon thereafter as practicable. We hereby respectfully withdraw this acceleration request at this time.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Sichenzia Ross Ference Carmel LLP, attention: Darrin M. Ocasio, Esq. at (917) 848-6325.

Very truly yours,

DSS

By:	/s/ Todd D. Macko
Todd D. Macko
Chief Financial Officer (Principal Financial and Accounting Officer)